March 13, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.                                                                                     filed via EDGAR submission
Washington, D.C. 20549

Re:          LSI Industries Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
File No. 000-13375
Filed September 6, 2013

Dear Mr. Spirgel,

This letter supplements our letter dated March 12, 2014 submitted in response to the SEC comment letter dated March 6, 2014 that was recently received by LSI Industries.

This confirms that in future filings LSI Industries shall identify the impact on net income from the reversal of the contingent Earn-out liability as a separate line item under “Non-cash items included in net income (loss).”

You may contact me by telephone at (513) 793-3200 if you wish to discuss further.

Sincerely,

LSI INDUSTRIES INC.

By:      /s/ Ronald S. Stowell
    Ronald S. Stowell
    Vice President, Chief Financial Officer and Treasurer

cc:  F. Mark Reuter, Esq. (Keating, Muething & Klekamp PLL)
   Matt Jessup (Grant Thornton LLP)
   Robert S. Littlepage (Securities and Exchange Commission)